Exhibit 99.3

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this section, the terms “GCL”, “we,” “us,” or “our,” refer to GCL Global Limited and its subsidiaries prior to the consummation of the Business Combination. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this Report. Some of the information contained in this discussion and analysis are set forth elsewhere in this Report, including information with respect to our plans and strategy for our business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of Report titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations on its own, we conduct all our operations through our subsidiaries in Singapore, Hong Kong, Malaysia, Brazil, Dubai and China.

We are a leading marketer, distributor, publisher and developer of video games and entertainment content sold in Asia. We sell and distribute to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, as well as online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Over 96.4% and 89.1% of our total consolidated revenue for the six months ended September 30, 2024 and 2023, respectively, was derived from sale of either games on consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and PCs to retailers, or game codes via electronic delivery to retailers or end- users through email or download. We also have our own production studio and an advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies. In September 2022, we formed a subsidiary dedicated to our game publishing business investing in upcoming game titles as either a publisher or a co-publisher for the global market.

We derive revenues from (i) distribution and sale of console games; (ii) game publishing; (iii) media advertising services; and (iv) others. The total revenue increased by $14.8 million, or 41.1%, to approximately $50.9 million for the six months ended September 30, 2024 from approximately $36.1 million for the same period in 2023. This increase in revenue was primarily attributable to the approximately $16.9 million increased from console games revenue and offset by decrease of approximately $1.5 million in game publishing revenue.

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Distribution arrangements with game publishers and studios to sell “hit” game titles

We derive our revenue primarily from sales to retailers and consumers of console games and game codes, and distributing gaming content that are compatible with major gaming consoles and PCs to resellers. During the six months ended September 30, 2024, we sold 15 new game titles in addition to back catalog games and have secured 21 new game title for distribution. During the six months ended September 30, 2023, we sold 42 new game titles in addition to back catalog games and have secured 38 new game titles for distribution. We have forged multi-year distribution deals with international video game publishers and studios to sell selected game titles within certain territories in Asia. We have sold more than 9.0 million of physical and digital copies of video games since March 31, 2020. Our success will continue to depend on our ability to obtain the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. The success of the games we distribute also depends, in part, on unpredictable and constantly changing factors beyond our control including consumer preferences and spending habits, competing games and the availability of other entertainment experiences. Our ability to negotiate with resellers and platform partners, and to add sales channels in territories outside of the countries we currently distribute games can determine our continued success in the game distribution business.

Growth in the game publishing business and game IP development

We started our game publishing business in September 2022. Since its inception, 4Divinity has published or co-published a total of five game titles, generating publishing revenue from digital sales of games sold on the Steam, Xbox and PlayStation platforms. We have plans to publish seven additional new game titles during the fiscal year 2025. Our success in growing the game publishing business will depend on our ability to identify global game designing talents, and partner with game developers, publishers, and brand owners to create original content and entertainment properties. Since early 2024, we have started extensive planning of a large scale game development project. It is currently expected that this first IP game development will be in production for at least three years. In the future, we plan to have a large and diversified library of game titles that would also come from internally developed game IP. Our success in developing game IP will depend on our ability to raise adequate funding required for the project.

Risks associated with operating and investing in Asia

We derive a significant portion of revenue from our operations in Asia, and we intend to continue to develop and expand our business and penetration in the region and outside of Asia. Our operations and investments in Asia are subject to various risks related to the economic, political, and social conditions of the countries in which we operate.

Key Operating Metric

Our management regularly reviews the operating metric to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metric we consider, and our results for the six months ended September 30, 2024 and 2023, are set forth in the tables below:

Number of game copy sold in physical form and digital form:

	For the Six Months Ended September 30,				Change	Change
	2024	%	2023	%	USD	%
	(Unaudited)		(Unaudited)
Physical copies sold	476,205	20.5%	520,653	26.2%	(44,448)	(8.5)%
Digital copies sold	1,849,262	79.5%	1,468,750	73.8%	380,512	25.9%
Total revenues	2,325,467	100.0%	1,989,403	100.0%	$336,064	16.9%

We experienced substantial growth towards digital copies sold. Approximately 1.8 million of digital copies were sold for the six months ended September 30, 2024, compared to approximately 1.5 million digital copies sold for the same period in 2023, representing an increase of 25.9%. Meanwhile, the number of physical copies sold declined by 8.5% for the six months ended September 30, 2024. These changes highlight our effective adaptation to consumer preferences for digital formats, reflecting broader industry trends towards convenient, direct access to gaming content and an increasing environmental consciousness. Our strategic focus on enhancing digital distribution channels has successfully positioned us well for sustained growth in the digital marketplace.

Results of Operations

Comparison of the Six Months Ended September 30, 2024 and 2023:

	For the Six Months Ended September 30,
	2024	2023	Change	Percentage Change
	(Unaudited)	(Unaudited)
Revenues	$50,905,705	$36,088,569	$14,817,136	41.1%
Cost of revenues	$43,888,313	$30,237,731	$13,650,582	45.1%
Gross profit	$7,017,392	$5,850,838	$1,166,554	19.9%
Selling expenses	$1,219,251	$1,266,421	$(47,170)	(3.7)%
General and administrative expenses	$6,878,939	$6,590,726	$288,213	4.4%
Loss from operations	$1,080,798	$2,006,309	$(925,511)	(46.1)%
Other income, net	$267,912	$159,985	$107,927	67.5%
Income tax benefit (expense)	$10,444	$(16,168)	$26,612	(164.6)%
Net Loss	$(802,442)	$(1,862,492)	$1,060,050	(56.9)%

Revenues

Our revenues from our revenue categories are summarized as follows:

	For the Six Months Ended September 30,				Change	Change
	2024	%	2023	%	USD	%
	(Unaudited)		(Unaudited)
Console game	$49,069,622	96.4%	32,168,325	89.1%	16,901,297	52.5%
Game publishing	886,005	1.7%	2,403,367	6.7%	(1,517,362)	(63.1)%
Advertising services	820,412	1.6%	1,306,960	3.6%	(486,548)	(37.2)%
Others	129,666	0.3%	209,917	0.6%	(80,251)	(38.2)%
Total revenues	$50,905,705	100.0%	$36,088,569	100.0%	$14,817,136	41.1%

Our revenues are mainly derived from sale of console games, game publishing, and media advertising service. The total revenue increased by approximately $14.8 million, or 41.1%, to approximately $50.9 million for the six months ended September 30, 2024 from approximately $36.1 million for the same period in 2023. The increase was mainly attributable to the following:

Sale of Console Game

Our revenue from sale of console games increased by $16.9 million, or 52.5%, to approximately $49.1 million for the six months ended September 30, 2024 from approximately $32.2 million for the six months ended September 30, 2023. The increase was primarily attributable to increase in revenue from sales of console game codes of approximately $16.4 million, representing an 90.8% increase in revenue from sales of console game codes. The increased of revenue from sales of console game codes was that we experienced higher demand for game downloads from online stores, allowing us to sell 1,849,262 copies of game codes for the six months ended September 30, 2024, compared with 1,468,750 copies for the same period in 2023.

Game Publishing

We generated revenue from game publishing from collaborating with third party game developers and obtain exclusive publishing right in distributing the console game codes through third parties’ storefronts, such as Sony’s PlayStation Network and Valve’s Steam. For the six months ended September 30, 2024, we published 5 game titles compared to the 2 game titles published during the same period in 2023 in above mentioned store front, and generated revenue from game publishing for approximately $0.9 million, compared to approximately $2.4 million of generated revenue for the six months ended September 30, 2023.

The 63.1% decrease in revenue from game publishing was primarily due to the decline in revenue generated from the game title, Atomic Heart, which was initially published during the fiscal year ended March 31, 2023. Atomic Heart generated approximately $2.7 million in game publishing revenue during six months ended September 30, 2023, compared to approximately $0.8 million for the same period in 2024, as sales typically peaked shortly after a game’s initial release over marketing and promotions, Day-one buyers and fans who bought on launch date to be among the first to experience the title, then decline over time as the market becomes saturated and player interest wanes.

Media advertising Service

Revenue from media advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased approximately $0.5 million, or 37.2%, to approximately $0.8 million for the six months ended September 30, 2024 from approximately $1.3 million for the same period of 2023. The decrease was driven partially by a decrease of revenue from video production service for approximately $0.5 million due to we obtained fewer service contracts compared to the same period in 2023.

Other revenue

Other revenue comprised sales of fashion jewelry through our online e-commerce platform. For the six months ended September 30, 2024 and 2023, this revenue amounted to approximately $0.1 and 0.2 million, respectively. Going forward into 2025 and beyond, we anticipate that this source of revenue will continue to remain insignificant to our overall operations.

Cost of Revenues

Our cost of revenues from our revenue categories are summarized as follows:

	For the Six Months Ended September 30,				Change	Change
	2024	%	2023	%	USD	%
	(Unaudited)		(Unaudited)
Console game	$42,644,147	97.1%	$27,765,078	91.8%	$14,879,068	53.6%
Game publishing	684,378	1.6%	1,779,461	5.9%	(1,095,083)	(61.5)%
Advertising services	535,732	1.2%	647,016	2.1%	(111,284)	(17.2)%
Others	24,056	0.1%	46,176	0.2%	(22,120)	(47.9)%
Total Cost of revenues	$43,888,313	100.0%	$30,237,731	100.0%	$13,650,581	45.1%

Cost of revenue increased by approximately $13.7 million, or 45.1%, to approximately $43.9 million for the six months ended September 30, 2024 from approximately $30.2 million for the same period in 2023. The increase in cost of revenues was attributable to the following:

Cost of revenue from console game increased by approximately $14.9 million, or 53.6%, to approximately $42.6 million for the six months ended September 30, 2024 from approximately $27.8 million for the same period in 2023. The increase was primarily driven by increase of revenue from console game as more units (both compact discs and console game codes) were sold during the six months ended September 30, 2024. Additionally, the increase was attributable to higher purchasing costs, which were influenced by price increases from our vendors.

Cost of revenue from game publishing decreased by approximately $1.1 million, or 61.5%, to approximately $0.7 million for the six months ended September 30, 2024 from approximately $1.8 million for the same period in 2023. This decrease was primarily driven by a reduction in development fees, which corresponded to the overall decline in game publishing revenue of approximately $1.5 million, or 63.1%. As the Company remits a development fee based on a percentage of revenue generated from the gaming platform, the reduction in revenue directly resulted in lower development fees owed to the developer.

Cost of revenue from media advertising service decreased approximately $0.1 million or 2.9%, to approximately $0.5 million for the six months ended September 30, 2024 from approximately $0.6 million for the same period in 2023. The decrease was attributable to decrease of cost of revenue from video production by $0.1 million as we incurred less video production cost related to creating video content published in our YouTube Channel.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months Ended September 30,
	2024	2023	Change (USD)	Change (%)
	(Unaudited)	(Unaudited)
Console Game
Gross profit margin	$6,425,475	$4,403,247	$2,022,228	45.9%
Gross profit percentage	13.1%	13.7%	(0.6)%

Game Publishing
Gross profit margin	$201,627	$623,906	$(422,279)	(67.7)%
Gross profit percentage	22.8%	26.0%	(3.2)%

Advertising Service
Gross profit margin	$284,680	$659,944	$(375,264)	(56.9)%
Gross profit percentage	34.7%	50.5%	(15.8)%

Others
Gross profit margin	$105,610	$163,741	$(58,131)	(35.5)%
Gross profit percentage	81.4%	78.0%	3.4%

Total
Gross profit	$7,017,392	$5,850,838	$1,166,554	19.9%
Gross profit margin	13.8%	16.2%	(2.4)%

Our gross profit increased by approximately $1.2 million, or 19.9%, to approximately $7.0 million for the six months ended September 30, 2024 from approximately $5.9 million for the same period in 2023. The increased profit was primarily attributable to increased gross profit from console game by approximately $2.0 million for the six months ended September 30, 2024. The increase in gross profit then was offset by a decreased gross profit from game publishing by approximately $0.4 million and decreased gross profit from advertising service by approximately $0.4 million for the six months ended September 30, 2024.

Our overall gross margin decreased to 13.8% for the six months ended September 30, 2024 from 16.2%. The 2.4 % decrease was attributable to (1) 15.8% decrease in the gross profit margin from advertising services as we experiencing increased labor cost due to inflation, (2) 3.2% decrease in gross profit margin from game publishing due to certain games requiring a higher percentage of revenue to be distributed to developers as part of their development fee structure, and (3) 0.6 % decreased in gross margin from sales of console game as we experienced higher cost in purchasing console game for resale due to price increase from our vendor.

Operating Expenses

Total operating expenses increased by approximately $0.2 million, or 3.1%, to approximately $8.1 for the six months ended September 30, 2024 from approximately $7.9 million for the six months ended September 30, 2023. The increase was mainly attributable to the following:

Approximately $0.1 million, or 3.7%, decrease in selling expense was mainly attributable to approximately $0.5 million decrease in advertising and marketing expense as we strategically streamlined our advertising campaigns to enhance effectiveness of promoting our product during the six months ended September 30, 2024, offset by $0.4 million increase in in sales commission and salary to sales department employees due to expansion of our business.

Approximately $0.3 million, or 4.4%, increase in general and administrative expense was mainly attributable to increase of approximately $0.8 million in professional fees as we are currently in the process to become a listed public company in the United States, and approximately $0.2 million increase in salary expenses, entertainment expenses, website maintenance expense, rent expense and other miscellaneous expenses due to our current business expansion, offset by approximately $0.7 million decrease in director fee.

Other income, net

For the six months ended September 30, 2024 and 2023, we have other income, net amounted to approximately $268,000 and $160,000, respectively, representing an increase of approximately $108,000 or 67.5%. Such change was attributable to approximately $952,000 decrease in loss from change in fair value of consideration payable related to our acquisition of 2Game, offset by decrease of approximately $1,000,000 in non-operating income related to marketing revenue recognized from our vendor who compensated our marketing expense incurred from prior period.

Benefit (Provision) for income tax

We incurred benefit for income taxes of approximately $10,000 for the six months ended September 30, 2024 compared to provision for income taxes of approximately $16,000 for the same period in 2023. The Change was mainly due to decrease of current provision of income tax of approximately $8,000 as we incurred less taxable income, the change was also attributable to increase of deferred tax benefit, which resulted from higher net operating loss (“NOL”) recognized as deferred tax asset for the six months ended September 30, 2024 compare to the same period in 2023.

Net Loss

Our net loss decreased by approximately $1.1 million, or 56.9%, to approximately $0.8 million net loss for the six months ended September 30, 2024, from approximately $1.9 million net loss for the same period in 2023. Such change mainly as a direct effect to the reasons discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

Due to a loss from operation of approximately $1.1 million for the six months ended September 30, 2024, we have cash outflow from our operating activities of approximately $2.2 million with our retained earnings and working capital deficit were approximately $11.4 million and $5.4 million, respectively, as of September 30, 2024. To support our business operation for the next twelve months, we had cash and cash equivalents, and restricted cash amounted to approximately $10.3 million as of September 30, 2024, and accounts receivable, net amounted to approximately $13.2 million which is short-term in nature that we expect to collect within our normal business cycle. Meanwhile, we also utilized debt financing in the form of short- term or long-term borrowings from banking facilities to finance the working capital requirements of the Company. As of September 30, 2024, we have utilized short-term and long-term borrowings from banking facilities amounted to approximately $14.3 million and $68,000, respectively.

From September 30, 2024 to December 2024, we have issued an aggregate total of $33,025,000 convertible notes to certain accredited investors (the “Notes”) which converted into our fully paid and non assessable ordinary shares that would be exchanged for 7,338,888 shares of Merger Consideration Shares (as defined in the Merger Agreement) at $4.50 per share on February 13, 2025 upon closing of the business combination.

On February 13, 2025 (the “Closing Date”), we have consummated the business combination with RF Acquisition Corp. (the “RFAC”), a U.S. publicly traded special purpose acquisition company (“SPAC”). Upon closing of the business combination, we received a net proceed of approximately $0.5 million from RFAC’s trust account.

Our future operations are highly dependent on a combination of factors, including but not necessarily limited to changes in the demand for our products or services, local government policy, economic conditions, and competition in the gaming industries.

However, based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and current liabilities as they become due one year from the date of issuance of these financial statements..

The following summarizes the key components of our cash flows for the six months ended September 30, 2024 and 2023.

	For the Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash (used in) provided operating activities	$(2,189,180)	$6,138,119
Net cash (used in) provided by investing activities	(76,681)	20,720
Net cash provided by (used in) financing activities	8,528,017	(4,046,664)
Effect of exchange rate change on cash and restricted cash	(291,172)	(102,441)
Net change in cash and restricted cash	$5,970,984	$2,009,734

Operating activities

Net cash used in operating activities was approximately $2.2 million for the six months ended September 30, 2024. The net cash used in operating activities was primarily attributable to (i) approximately $0.8 million net loss (ii) approximately $5.0 million increase in indefinite-lived intangible assets, (iii) approximately $3.6 million increase in prepayment, (iv) approximately $1.6 million increase in inventories as we maintain higher inventory level to meet with the demand, and (v) approximately $1.0 million decrease in other payable and accrued liabilities, offset by (i) approximately $5.9 million decrease in accounts receivable as we collected more fund from sales, (ii) approximately $3.0 million increase in accounts payable as we increase our purchase on account to meet with the demand of our product, (iii) approximately $1.6 million increase in contract liabilities as we received more deposit from our customers for their future purchases.

Net cash provided by operating activities was approximately $6.1 million for the six months ended September 30, 2023. The net cash provided by operating activities was primarily attributable to (i) approximately $3.3 million decrease in accounts receivable, as we collect more sales, (ii) approximately $1.7 million decrease in indefinite-lived intangible assets as we improve our turnover rate in console game codes and lead to increase console game codes sales revenue, (iii) approximately $1.6 million increase in accounts payable including related party as we increase our purchase on account to meet with the demand of our product, (iv) approximately $2.2 million increase in contract liabilities as we received more advance payment from the customers, (v) approximately $2.3 million in non-cash items which included depreciation expense, amortization expense, provision for credit loss, impairment for inventories, loss from disposal of properties and equipment, and loss from change in fair value of acquisition payable, offset by (i) approximately $1.9 million net loss, (ii) approximately $1.4 million increase in inventories as we maintain higher inventory level to meet with the demand, (iii) approximately $1.4 million increase in prepayments and prepayments to a related party as we intend to secure future purchase of console games, (vi) approximately $0.3 million decrease in operating lease liabilities as we made promptly lease payments, and (vii) approximately $0.3 million in non-cash item, deferred tax benefit.

Investing activities

Net cash used in investing activities was approximately $77,000 for the six months ended September 30, 2024 and was attributable to approximately $77,000 in cash used in purchase of equipment.

Net cash provided by investing activities was approximately $20,000 for the six months ended September 30, 2023 and was attributable to approximately $85,000 in cash received in a business combination, offset by approximately $65,000 in purchase of equipment.

Financing activities

Net cash provided by financing activities was approximately $8.6 million for the six months ended September 30, 2024 and was primarily attributable to (i) approximately $13.8 million proceed received from bank loans, and (ii) approximately $4.0 million advances proceeds related to convertible notes; offset by (i) approximately $8.5 million bank loans repayments and (ii) approximately $0.7 million in payments for deferred merger costs.

Net cash used in financing activities was approximately $4.0 million for the six months ended September 30, 2023 and was primarily attributable to (i) approximately $13.0 million bank loans repayments; (ii) approximately $2.3 million repayment collected from related parties; (iii) approximately $0.3 million in payments for deferred merger costs; offset by (i) approximately $7.9 million proceed received from bank loans;

(ii) approximately $3.7 million increase in loan to related parties.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the six months ended September 30, 2024 and 2023, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of September 30, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Bank loans, current maturities	$14,282,694	$14,282,694	$—	$—	$—
Bank loan, non-current	72,060	—	72,060	—	—
Amount due to related parties, current	386,008	386,008	—	—	—
Operating lease obligations	967,471	707,413	260,058	—	—
Financing lease obligations	312,140	84,266	202,893	24,981	—
Total	$16,020,373	$15,460,381	$535,011	$24,981	$—

Capital Expenditures

For the six months ended September 30, 2024 and 2023, we purchased approximately $77,000 and $65,000, respectively, of equipment mainly for the use in our business daily operation.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Estimates

Financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of our significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements, but we believe that the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

●	Allowance for credit loss

●	Inventories write-down

●	Indefinite-life intangible asset impairment

●	Deferred income taxes

●	Contingent consideration for acquisitions

●	Goodwill impairment

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include estimates of allowances for credit loss and doubtful accounts, estimate of inventory write-down, estimates of impairment of indefinite-lived intangible assets and goodwill, valuation allowance of deferred tax assets, contingent consideration for acquisitions, and other provisions and contingencies. Actual results could differ from these estimates.

Allowance for credit loss and doubtful account

We adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on our accounts receivable and other receivables and other current asset using the modified retrospective approach, starting from April 1, 2021. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses rather than incurred losses. Under the new accounting guidance, we measure credit losses on accounts receivable and other receivables using the current expected credit loss model under ASC 326. As of September 30, 2024 and March 31, 2024, the Company provided allowance for credit loss of approximately $0.4 million and $0.4 million, respectively. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable. We recognize an allowance for doubtful account to reserve such balances. As of September 30, 2024 and March 31, 2024, the Company provided allowance related to prepayment of approximately $20,000 and $0.2 million, respectively.

Inventories write-down

Inventories mainly include physical console game compact disc, gaming hardware and accessories which are purchased from our suppliers as merchandized goods. Inventories are reviewed for potential write - down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. We have written down inventories of approximately $0.1 million and $0.5 million for the six months ended September 30, 2024 and 2023, respectively.

Indefinite-live intangible assets impairment

Impairment testing for indefinite-lived intangible assets is conducted on both an interim and annual basis to assess whether the carrying value of an individual asset exceeds its fair value. When the carrying value exceeds fair value, the carrying amount is reduced to the fair value. The assessment for impairment incorporates a review of external factors, including current market prices for console game codes, market demand trends, and market competition. Additionally, the evaluation considers the long-term viability of the console game codes, factoring in elements such as platform support and the lifespan of the gaming ecosystem in which the console game codes operate.

If the fair market value of an indefinite-lived intangible asset is determined to be lower than its carrying value at any point during the reporting period, an impairment loss equal to the difference is recognized in the consolidated statements of operations and comprehensive (loss) income. For the six months ended September 30, 2024 and 2023, nil and $4,143 of impairment loss were recorded against the indefinite-live intangible assets, respectively.

Deferred Income taxes

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Contingent consideration for acquisitions

We recognized contingent consideration upon completion of the business combination. We determined the fair value of the contingent consideration for acquisition as the Company has the obligation to pay cash or issuing shares to settle the contingent consideration upon 2Game’s achievement of certain performance milestones. In accordance with ASC 815-40” Derivatives and Hedging”, we determined that the contingent consideration for acquisition should be classified as a liability and should be measured initially, and subsequently at each reporting date. We continue to adjust the carrying value of the contingent consideration for acquisitions until contingency is finally determined. Any changes in fair value will be recorded as a gain or loss in the statements of income and comprehensive income.

Contingent consideration for acquisition was valued at the time of acquisitions and September 30, 2024, using unobservable inputs and the undiscounted cash flow methodology. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be approximately $3.4 million. Subsequently, the change of fair value of the contingent consideration for acquisition was amounted to a gain of approximately $0.3 million and loss of $0.7 million for the six months ended September 30, 2024 and 2023, respectively. As of September 30, 2024 and March 31, 2024, the contingent consideration for acquisition was amounted to approximately $3.4 million and $3.7 million, respectively.

Goodwill impairment

For the six months ended September 30, 2024 and 2023, management evaluated the recoverability of goodwill by performing qualitative assessment on its reporting units and determined that it is less likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the six months ended September 30, 2024.

Recent Accounting Pronouncements

See Note 2 of the notes to the consolidated financial statements (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by RF Acquisition Corp. on February 5, 2025) included elsewhere in this Report for a discussion of recently issued accounting standards.